UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024.

Commission File Number: 001-41817

VS MEDIA HOLDINGS LIMITED

(Translation of registrant’s name into English)

Ms. Nga Fan Wong, Chief Executive Officer

6/F, KOHO,

75 Hung To Road,

Kwun Tong, Hong Kong

Telephone: +852 2865 9992

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

VS MEDIA HOLDINGS LIMITED

AND SUBSIDIARIES

Announces Unaudited Financial Results For the Six Months Ended June 30, 2024

PRELIMINARY NOTE

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes that appear in Form 20-F filed to the SEC on April 30, 2024. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this report. All amounts included herein with respect to the six months ended June 30, 2024 and 2023 (“Interim Financial Statements”) are derived from our unaudited condensed consolidated financial statements for the six months ended June 30, 2024 and 2023 included elsewhere in this report. These Interim Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

For the six months ended June 30, 2024 and 2023

	Six month ended June 30,		Variance
	2024	2023	$	%
Revenues, net	$4,023,993	$3,526,757	497,236	14.10
Cost of revenues	(3,411,389)	(2,768,829)	642,560	23.21

Gross profit	612,604	757,928	(145,324)	(19.17)

Marketing expenses	(207,023)	(85,043)	121,980	143.43
General and administrative expenses	(3,378,763)	(2,859,903)	518,860	18.14
Total operating expenses	(3,585,786)	(2,944,946)	640,840	21.76

Operating loss	(2,973,182)	(2,187,018)	786,164	35.95

Other income (expense)
Share-based compensation	(239,430)	—	239,430	N/A
Other income	1,515	15,530	(14,015)	(90.24)
Interest income	3,895	—	3,895	N/A
Interest expense	(131,271)	(147,608)	(16,337)	(11.07)
Total other expense, net	(365,291)	(132,078)	233,213	176.57

Loss before taxes	(3,338,473)	(2,319,096)	1,019,377	43.96
Provision for income taxes	—	—	—	—

Net loss	$(3,338,473)	$(2,319,096)	1,019,377	43.96

Revenue

We primarily generate our revenue by providing marketing services to brands and social media platforms and by selling products to our creators and customers. We recognize all our revenue on a gross basis, comprising (i) Marketing Services—service fees from brands and advertising revenue from social media platforms, which are essentially the exact amount brands and social media platforms pay us; and (ii) Social Commerce—product sales to creators and customers. Marketing Services are further subdivided into Campaign-Based Marketing Services, Optimization-Based Marketing Services and Marketing Services from Social Media Platforms.

2

We use revenue to assess our business growth, evaluate our market share, and review our scale of operations; measure our performance, identify trends affecting our business; establish our budgets, measure the effectiveness of sales and marketing, and determine our operational efficiencies.

	Six months ended June 30,				Variance
	2024	%	2023	%	Amount	%
Campaign-Based Marketing Services	$2,161,033	53.70	$1,780,085	50.47	$380,948	21.40
Optimization-Based Marketing Services	1,318,273	32.76	1,337,378	37.92	(19,105)	(1.43)
Marketing Services from Social Media Platforms	416,276	10.35	409,294	11.61	6,982	1.71
Social Commerce	128,411	3.19	—	—	128,411	N/A
Total	$4,023,993	100.00	$3,526,757	100.00	$497,236	14.10

During the six months ended June 30, 2024, we recorded a revenue of $4,023,993, representing an increase of $497,236 or 14.10% from revenue of $3,526,757 for the six months ended June 30, 2023. The increase in revenue was mainly attributable to the increased revenue from our Campaign-Based Marketing Services and Social Commerce business.

Revenue derived from Campaign-Based Marketing Services was $2,161,033 for the six months ended June 30, 2024, compared with $1,780,085 for the six months ended June 30, 2023, representing an increase of 21.40%. This was due to our strategy of focusing our efforts on growing several major clients to increase their overall spending.

Revenue derived from Optimization-Based Marketing Services was $1,318,273 for the six months ended June 30, 2024, compared with $1,337,378 for the six months ended June 30, 2022, representing a slight decrease of 1.43%.

Revenue derived from Marketing Services from Social Media Platforms was $416,276 for the six months ended June 30, 2024, compared with $409,294 for the six months ended June 30, 2023, representing a slight increase of 1.71%.

Revenue derived from our Social Commerce segment, created by product sales to creators and direct customers, was $128,411 for the six months ended June 30, 2024, compared with $0 for the six months ended June 30, 2023. The increase was mainly attributed to admission fees and food and beverages sales from the VS Lounge, a commercial carnival event held in February 2024.

We carried out our business through our indirect wholly-owned HK SAR subsidiaries, VS Media HK, and Grace Creation, and our indirect wholly-owned Taiwan subsidiary, VS Media TW. The analysis of revenues by category of activity and geographical market for the six months ended June 30, 2024 and 2023 are summarized as below:

	Six months ended June 30, 2024				Total
	HK SAR	%	Taiwan	%	Amount	%
Campaign-Based Marketing Services	$1,124,044	39.94	$1,036,989	85.72	$2,161,033	53.70
Optimization-Based Marketing Services	1,318,273	46.84	—	—	1,318,273	32.76
Marketing Services from Social Media Platforms	244,065	8.67	172,211	14.23	416,276	10.35
Social Commerce	127,830	4.55	581	0.05	128,411	3.19
Total	$2,814,212	100.0	$1,209,781	100.0	$4,023,993	100.0

	Six months ended June 30, 2023				Total
	HK SAR	%	Taiwan	%	Amount	%
Campaign-Based Marketing Services	$780,516	32.83	$999,569	86.98	$1,780,085	50.47
Optimization-Based Marketing Services	1,330,844	55.97	6,534	0.57	1,337,378	37.92
Marketing Services from Social Media Platforms	266,248	11.20	143,046	12.45	409,294	11.61
Total	$2,377,608	100.00	$1,149,149	100.00	$3,526,757	100.00

3

We operate in HK SAR and Taiwan. In HK SAR, the overall revenue generated during the six months ended June 30, 2024 was increased by $436,604 or 18.36% as comparable to the same period in 2023. In Taiwan, the overall revenue generated for the six months ended June 30, 2024 slightly increased by $60,632 or 5.28% as comparable to the same period in 2023.

Campaign-Based Marketing Services is the biggest category in Taiwan as they contributed 85.72% and 86.98% of the total revenue derived from Taiwan for the six months ended June 30, 2024 and 2023, respectively.

Optimization-Based Marketing Services is the biggest category in HK SAR as they contributed 46.84% and 55.97% of total revenue derived from HK SAR for the six months ended June 30, 2024 and 2023, respectively.

Cost of Revenues

	Six months ended June 30,				Variance
	2024	%	2023	%	Amount	%
Campaign-Based Marketing Services	$1,352,326	39.64	$1,152,458	41.62	$199,868	17.34
Optimization-Based Marketing Services	1,183,043	34.68	1,285,009	46.41	(101,966)	(7.94)
Marketing Services from Social Media Platforms	322,664	9.46	331,362	11.97	(8,698)	(2.62)
Social Commerce	553,356	16.22	—	—	553,356	N/A
Total	$3,411,389	100.00	$2,768,829	100.00	$642,560	23.21

Cost of revenues for the six months ended June 30, 2024 increased to $3,411,389 compared with $2,768,829 for the comparable period of 2023, representing an increase of $642,560 or 23.21%. The increase was mainly attributed to the increase in the cost of revenue from Campaign-Based Marketing Services and Social Commerce business.

Cost of Revenues from Campaign-Based Marketing Services was $1,352,326 for the six months ended June 30, 2024, compared with $1,152,458 for the comparable period of 2023, representing an increase of $199,868 or 17.34%. The increase was mainly associated with the growth of our Campaign-Based Marketing Services business during the first half fiscal year of 2024.

Cost of Revenues from Optimization-Based Marketing Services was $1,183,043 for the six months ended June 30, 2024, compared with $1,285,009 in the comparable period of 2023, representing a decrease of $101,966 or 7.94%. The decrease was directly associated with the decrease in revenue from Optimization-Based Marketing Services business.

Cost of Revenues from Marketing Services from Social Media Platforms was $322,664 for the six months ended June 30, 2024, compared with $331,362 for the comparable period of 2023, representing a slight decrease of 2.62%.

Cost of Revenues from Social Commerce was $553,356 for the six months ended June 30, 2024, compared with $0 for the comparable period of 2023. The increase was mainly associated with the costs of food and beverages, rental, personnel, and setup fees incurred for the VS Lounge held in February 2024.

Gross Profit

	Six months ended June 30,				Variance
	2024	%	2023	%	Amount	%
Campaign-Based Marketing Services	$808,707	37.42	$627,627	35.26	$181,080	28.85
Optimization-Based Marketing Services	135,230	10.26	52,369	3.92	82,861	158.23
Marketing Services from Social Media Platforms	93,612	22.49	77,932	19.04	15,680	20.12
Social Commerce	(424,945)	(330.93)	—	—	(424,945)	N/A
Total	$612,604	15.22	$757,928	21.49	$(145,324)	(19.17)

4

Gross Profit was $612,604 for the six months ended June 30, 2024, as compared to $757,928 for the comparable period of 2023, a decrease of $145,324 or 19.17%. The overall decrease in gross margin from 21.49% for the six months ended June 30, 2023 to 15.22% for the six months ended June 30, 2024, was mainly due to the gross loss margin in our Social Commerce business as an unexpected low admission rate was resulted in the VS Lounge event.

Operating Expenses

	Six months ended June 30,		Variance
	2024	2023	Amount	%
Operating Expenses
Marketing Expenses	$207,023	$85,043	$121,980	143.43
General and Administrative Expenses	3,378,763	2,859,903	518,860	18.14
Total	$3,585,786	$2,944,946	$640,840	21.76

Marketing expenses for the six months ended June 30, 2024 were $207,023 compared with $85,043 for the comparable period of 2023, representing an increase of $121,980 or 143.43%. Such an increase   was mainly attributable to the marketing consultancy services purchased during the period. During the six months ended June 30, 2024, prior to the effective of the reverse share split, the Company issued 172,000 shares of Class A ordinary shares to a consultant to compensate its marketing services rendered and recorded a fair value of $66,867 at the current market price.

Our general and administrative expenses primarily consist of payroll and welfare expenses incurred by the administration as well as management, operating lease expenses for office rentals, depreciation and amortization expenses, travel and entertainment expenses, consulting and professional service fees. General and administrative expenses increased by $518,860 or 18.14%, from $2,859,903 for the six months ended June 30, 2023 to $3,378,763 for the six months ended June 30, 2024. The increase was primarily due to an increase in consultancy services and legal and professional fees incurred associated with operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a securities exchange and costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC and stock exchange listing standards, public relations, insurance and professional services.

Other Income (Expense)

	Six months ended June 30,		Variance
	2024	2023	Amount	%
Share-based compensation	$(239,430)	$—	$239,430	N/A
Other income	1,515	15,530	(14,015)	(90.24)
Interest income	3,895	—	3,895	N/A
Interest expense	(131,271)	(147,608)	(16,337)	(11.07)
Total	$(365,291)	$(132,078)	$233,213	176.57

During the six months ended June 30, 2024, prior to the effective of the reverse share split, the Company issued 600,000 shares of Class A ordinary shares to certain consultants to compensate their services rendered and recorded a fair value of $239,430 at the current market price as share-based compensation expense.

Interest expense  primarily was paid on loans we obtained from banks, financial institutions and shareholders. Interest expense slightly decreased by $16,337, or 11.07%, from $147,608 for the six months ended June 30, 2023 to $131,271 for the six months ended June 30, 2024.

Net Loss

As a result of the foregoing, we reported a net loss of $3,338,473 for the six months ended June 30, 2024, as compared to $2,319,096 for the comparable period of 2023, an increase of $1,019,377 or 43.96%.

5

Capital Structure and Liquidity

Total assets amounted to $7,148,336 as of June 30, 2024, compared with $10,082,747 as of December 31, 2023, representing a decrease of 30.03%. Current assets amounted to $6,716,583 as of June 30, 2024, compared with $9,991,662 as of December 31, 2023. Current liabilities were $5,901,773 as of June 30, 2024, compared with $5,681,608 as of December 31, 2023.

The current ratio as of June 30, 2024 was 1.14, compared with 1.76 as of December 31, 2023. The current ratio represents current assets divided by current liabilities and is a liquidity ratio used to measure a company’s ability to pay short-term obligations or those liabilities that are due within one year.

	As of		Variance
	June 30, 2024	December 31, 2023	Amount	%
Current Assets	$6,716,583	$9,991,662	$(3,275,079)	(32.78)
Current Liabilities	(5,901,773)	(5,681,608)	220,165	3.88
Working Capital	$814,810	$4,310,054	$(3,495,244)	(81.10)

As of June 30, 2024, our working capital was $814,810 as compared to $4,310,054 as of December 31, 2023. Our working capital needs are influenced by the size of our operations, the volume, dollar value, and performance of our sales contracts, and the timing for collecting accounts receivable and media deposits and repayment of accounts payable.

On April 28, 2024, we obtained a short-term loan from a finance company in Hong Kong, which bears interest at a fixed rate of 36% per annum, is repayable in April 2025 and guaranteed by our director, Ms. Nga Fan Wong. These funds were made available for our working capital. To date, we have financed our operations primarily through cash flow from operations, loans from third parties, issuance of shares to compensate services rendered, and bank financing. We plan to support our future operations from new funding raised from private placement or public offering, cash generated from   our operations and cash on hand.

On August 4, 2024, we issued a convertible promissory note of $230,800 to an independent third party bearing an interest of 20% per annum with a maturity of twenty-four months after the issuance date. At any time following the issuance of a Convertible Note, the holder of the promissory note may elect to convert the outstanding principal amount and unpaid accrued interest into certain numbers of our Class A ordinary shares. Up to the date of issuance of the report, we received the principal amount of $230,800.

On September 25, 2024, we issued convertible promissory note of $90,136 to an independent third party bearing an interest of 20% per annum with a maturity of twelve months after the issuance date. At any time following the issuance of a Convertible Note, the holder of the promissory notes may elect to convert the outstanding principal amount and unpaid accrued interest into certain numbers of our Class A ordinary shares. Up to the date of issuance of the report, we received the principal amount of $90,136.

On December 19, 2024, we entered into the binding term sheets of private placement among five individual investors pursuant to which we will receive an aggregate gross proceeds of $1,000,000 by issuing 1,030,927 shares of our Class A ordinary shares at a fixed price of $0.97 per share. Up to the date of the issuance of the report, we received the cash proceeds of $1,000,000.

We believe that our current cash and cash equivalents, together with the borrowing capacity under our revolving credit facilities since 2022 and the term loan facility and anticipated proceeds from this Offering will be sufficient to meet our anticipated working capital requirements and capital expenditures for the 12 months following this Offering. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed our available financial resources, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating and financial covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us.

Contractual Obligations

As of June 30, 2024, our contractual obligation to repay outstanding debt and loans from related parties totaled $2,521,988 and $1,435,090, respectively. As of December 31, 2023, our contractual obligation to repay outstanding debt and loans from related parties totaled $2,019,921 and $1,385,876, respectively.

We lease offices through operating leases in accordance with ASC Topic 842. As of June 30, 2024 and December 31, 2023, our future lease payments totaled $288,374 and $34,143, respectively.

On December 23, 2024, the Company entered into an Asset Purchase Agreement with Shoptainment Limited to acquire a developed backend technology platform. The agreed purchase price for this transaction is 900,000 shares of our Class A ordinary shares, valued at approximately $900,000. As of the date of this report, this transaction has not yet been finalized. The Company is currently performing the necessary transfer processes and completing the steps required to satisfy the terms outlined in the agreement. The successful materialization of this transaction remains contingent upon fulfilling these conditions.

6

Cash Flows

The following table summarizes our cash flow data for the periods presented:

	Six months ended June 30,
	2024	2023
Net cash provided by (used in)
Operating activities	$(1,035,082)	$(388,544)
Investing activities	(101,631)	(2,807)
Financing activities	371,255	(67,914)
Net decrease in cash and cash equivalents	(765,458)	(459,265)
Effect of foreign currency translation	(181,752)	235,711
Cash and cash equivalents, beginning of period	1,500,148	820,570
Cash and cash equivalents, end of period	$552,938	$597,016

Operating Activities

Net cash used in operating activities was $1,035,082 and $388,544 for the six months ended June 30, 2024 and 2023, respectively.

Net cash used in operating activities for the six months ended June 30, 2024 was primarily the result of net loss of $3,338,473, an increase in inventories of $4,843, decrease in accounts payable of $374,338 and operating lease liabilities of $32,931. These amounts were partially offset by a decrease in accounts receivable of $436,258, deposits, prepayments and other receivables of $1,902,870, increase in receipt in advance of $17,445, accruals and other payables of $5,582, and non-cash adjustments consisting of share-based compensation of $239,430, marketing expense of $66,867, depreciation on plant and equipment of $3,952, amortization of intangible assets of $10,168, and non-cash lease expense of $32,931.

Net cash used in operating activities for the six months ended June 30, 2023 was primarily the result of the net loss of $2,319,096, increase in deposits, prepayment, and other receivables of $202,428, and decrease in accounts payable of $63,303. These amounts were partially offset by a decrease in accounts receivable of $282,067, an increase in receipt in advance of $221,045, accruals and other payables of $1,675,604, non-cash adjustments consisting of depreciation on plant and equipment of $7,420 and amortization of intangible assets of $10,147.

We do not believe we have a material collection risk under our business model that will have a negative impact on collectability. Our business has continued to grow and the demand for our services has been increasing. We believe that the outstanding balance of accounts receivable will be collected within the credit terms.

Investing Activities

Net cash used in investing activities amounted to $101,631 for the six months ended June 30, 2024, was mainly comprised of purchase of plant and equipment of $1,729 and purchase of long-term investments of $99,902.

Net cash used in investing activities amounted to $2,807 for the six months ended June 30, 2023, was mainly comprised of purchase of plant and equipment.

Financing Activities

Net cash provided by financing activities amounted to $371,255 for the six months ended June 30, 2024 was primarily comprised of proceeds from other borrowings of $320,242, advances from related parties of $225,768, and repayments to related parties of $174,755.

Net cash used in financing activities amounted to $67,914 for the six months ended June 30, 2023 was primarily comprised of proceeds from other borrowings of $262,404, offset by the repayments of short-term bank loans of $27,804, and repayments to related parties of $302,514.

7

OFF-BALANCE-SHEET ARRANGEMENTS

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our unaudited condensed consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support or that engages in leasing, hedging, or research and development services with us.

INFLATION

Inflation does not materially affect our business or the results of our operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based upon our unaudited condensed consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires the Company to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenues and expenses, to disclose contingent assets and liabilities on the dates of the unaudited condensed consolidated financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting periods. The most significant estimates and assumptions include the valuation of accounts receivable, useful lives of property and equipment and intangible assets, recoverability of long-lived assets, provisions necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and to make assumptions that we believe are reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparing our unaudited condensed consolidated financial statements.

The following critical accounting policies were used in preparing our unaudited condensed consolidated financial statements:

Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Cash and cash equivalents

The Company considers cash, bank deposit and all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. Cash consists primarily of cash in accounts held at a financial institution.

Deposits and prepayments

The Company makes a deposit payment to suppliers for the procurement of products and services. Upon physical receipt and inspection of products or provision of services from suppliers, the applicable amount is recognized from deposits and prepayments to cost of revenues.

8

Plant and equipment, net

Plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. The Company typically applies a salvage value of 0%. The estimated useful lives of the plan and equipment are as follows:

Leasehold improvements	the lesser of useful life or term of lease
Furniture and fixtures	3-5 years
Equipment	3-5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in the Company’s results of operations. The costs of maintenance and repairs are recognized as incurred; significant renewals and betterments are capitalized.

Intangible assets, net

Intangible assets are carried at cost less accumulated amortization. Amortization is provided over their useful lives, using the straight-line method. The estimated useful lives of the intangible assets are as follows:

Software platform	5 years

Accounting for the impairment of long-lived assets

The Company annually reviews its long-lived assets for impairment or whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Impairment may become obsolete from a difference in the industry, introduction of new technologies, or if the Company has inadequate working capital to utilize the long-lived assets to generate adequate profits. Impairment is present if the carrying amount of an asset is less than its expected future undiscounted cash flows.

If an asset is considered impaired, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the asset. Assets to be disposed of are reported lower the carrying amount or fair value fewer costs to selling.

Inventories

Inventories are stated at the lower of cost and net realizable value. Costs are determined on a first-in, first-out basis. Net realizable value is based on the estimated selling prices less any estimated costs to be incurred to completion and disposal.

Lease

Effective January 1, 2019, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

Commitments and contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from commercial disputes. The Company first determine whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss. The Company accrues costs associated with these matters when they become probable, and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Also, the Company disclose a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated, which is in line with the applicable requirements of Accounting Standard Codification 450. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s unaudited condensed consolidated financial position, results of operations and cash flows.

9

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Foreign currency translation

The accompanying unaudited condensed consolidated financial statements are presented in United States dollar (“$”). The functional currency of the Company is Hong Kong dollar (“HK$”), New Taiwanese dollar (“NT$”) and Singaporean dollar (“SG$”). VS Media HK and Grace Creation’s assets and liabilities are translated into $ from Hong Kong dollar (“HK$”) at year-end exchange rates. VS Media TW and VS Media SG’s assets and liabilities are translated into $ from New Taiwanese dollar (“NT$”) and Singaporean dollar (“SG$”), respectively. Their revenues and expenses are translated at the respective average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

Revenue Recognition

The Company adopted ASC 606 “Revenue Recognition.” It recognizes revenue when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Generally, revenues are recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

A summary of each of the Company’s revenue streams under ASC 606 is as follows:

Marketing services from clients

The Company offers clients a comprehensive suite of digital marketing services to grow their social media presence and reach their target audiences, particularly Gen Z and Millennials, to achieve marketing goals. Clients can leverage the Company’s experience in building content and fanbases with creators, their creators’ creativity, engagement, and trust among creators’ loyal fanbases to increase their brand awareness and sell products. The Company provides custom digital product offerings, including (i) advising on content strategy and budget and recommending specific creators; (ii) communicating with and managing selected creators; (iii) producing and engaging relevant content with creators to promote key messages for clients; (iv) uploading branded content on creators’ social media channels; (v) amplifying the reach of creators’ and clients’ content through precise media planning and buying via boosting marketing services on social media platforms, such as Google; and (vi) providing optimization services through data analysis and reporting.

For campaign-based marketing services, the performance obligation is a promise to place a branded content on certain social media platforms and is satisfied upon delivery of related services to clients. Such revenue is recognized at a point in time, for the amount the Company is entitled to receive, when the marketing services are provided. For optimization-based marketing services, the performance obligation is identified at the contract level as it represents a promise to deliver services under an agreed period. Each performance obligation is satisfied over time as clients receive and consume benefits when its services are performed. Such revenue is recognized over the scheduled period on the straight-line basis.

10

Digital marketing solutions may include third-party creators and websites, such as Google or Facebook, which can be included in a digital marketing social media campaign. The Company may contract directly with a third-party, however, the Company is responsible for delivering the campaign results to its clients with or without the third-party. The Company is responsible for any payments due to the third-party regardless of the campaign results and without regard to the status of payment from its clients. The Company has discretion in setting the price for its clients without input or approval from third parties. Accordingly, revenue is reported gross, as principal, as the performance obligation is delivered.

Marketing services from social media platforms

The company monetizes its contents by receiving the advertising revenue generated from its channel pages and posts on social media platforms, such as YouTube and Facebook. The Company recognizes revenue as performance obligations are satisfied as the creation of contents are published on the social media platforms. The advertisements are delivered primarily based on impressions of contents on social media platforms, hence the Company provided the advertising services by an on-going basis during the publication period and the outcome of the services can be received and consumed by the social media platform simultaneously. The Company pays certain third parties a percentage of advertising revenue for their service of the creation of contents. The Company controls the advertising service as the Company is primarily responsible for providing the service. Accordingly, revenue is recorded gross, as principal, and is recognized over the period in which the advertising is transmitted.

Social commerce from customers

The Company recognizes revenue from the sale of products at the point in time when control of the asset is transferred to the customer. In certain sales arrangements, although the Company did not bear inventory risk, the Company has separate agreements with its customers and suppliers. The Company has primary responsibility for products meeting customers’ specifications, instead of suppliers, and has discretion in establishing the price for the specified products that sold to customers without suppliers’ involvement. As a result, suppliers are neither party to the contractual arrangements with the Company’s customers, nor are the beneficiaries of the Company’s customer agreements. Accordingly, the Company has control over the products that are sold to customers before the products are transferred to the customers and hence revenue is reported gross, as principal, as the performance obligation is delivered.

For marketing services from clients and social media platforms, payments are usually received within 30 days upon completion of performance obligation. For social commerce from customers, customers need to make full payment before shipments.

Management does not believe that its contracts include a significant financing component because the period between delivery or the contracting services to the customers and the time of payment do not typically exceed one year.

Significant balance sheet accounts related to the revenue cycle are as follows:

Cost of revenues

Cost of revenues consist primarily of costs associated with the arrangements with third-party creators and websites. These include fees related to placement of branded contents, such as fees paid to creators and advertising boosting costs paid to Google and Facebook. Cost of revenues include payments of a certain percentage of advertising revenue to third parties for their service of the creation of contents. Cost of revenues also include actual product costs paid to suppliers and the cost of transportation to the Company’s customers.

Accounts receivable, net

Accounts receivable, net includes amounts billed under the contract terms. The amounts are stated at their net realizable value. The Company maintains an allowance for expected credit loss to provide for the estimated number of receivables that will not be collected. The Company considers several factors in its estimate of the allowance, including knowledge of a client’s financial condition, its historical collection experience, and other factors relevant to assessing the collectability of such receivables. Bad debts are written off against allowances.

11

Expected credit loss

ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the new standard effective January 1, 2019, the first day of the Company’s fiscal year and applied to accounts receivable and other financial instruments. The adoption of this guidance did not materially impact the net earning and financial position and has no impact on the cash flows.

Income Taxes

The Company recognizes deferred income tax assets or liabilities for expected future tax consequences of events recognized in the unaudited condensed consolidated financial statements or tax returns. Under this method, deferred income tax assets or liabilities are determined based upon the difference between the unaudited condensed consolidated financial statement and income tax bases of assets and liabilities using enacted tax rates expected to apply when the differences settle or become realized. Valuation allowances are provided when it is more likely than not that a deferred tax asset is not realizable or recoverable in the future.

The Company determines that the tax position is more likely than not to be sustained and records the largest amount of benefit that is more likely than not to be realized when the tax position is settled. the Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

Comprehensive Income (Loss)

The Company presents comprehensive income (loss) in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the unaudited condensed consolidated financial statements. The components of comprehensive income (loss) were the net income for the years and the foreign currency translation adjustments.

Income/(Loss) per share

The Company computes income/(loss) per share following ASC Topic 260, “Earnings per share.” Basic income/(loss) per share is measured as the income/(loss) available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted loss per share presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted income/(loss) per share calculation.

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company had two operating and reportable segments during the periods presented.

12

Financial instruments

The Company’s financial instruments, including cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties, promissory notes payable and bank loans, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the unaudited condensed consolidated balance sheets for cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties, promissory notes payable and bank loans each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 - inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

●	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity” and ASC 815.

Recent accounting pronouncements

As of June 30, 2024, the Company has implemented all applicable new accounting standards and updates issued by the Financial Accounting Standards Board (“FASB”) that were in effect. There were no new standards or updates during the six months ended June 30, 2024 that had a material impact on the unaudited condensed consolidated financial statements.

Recently Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB amended guidance in ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The revised guidance requires that a public entity disclose significant segment expenses regularly reviewed by the chief operating decision-maker (CODM), including public entities with a single reportable segment. The amended guidance is effective for fiscal years beginning in January 2024 and interim periods beginning January 2025 on a retrospective basis. Early adoption is permitted. The Company is currently evaluating the effect that adoption of ASU2023-07 will have on its unaudited condensed consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for the Company’s annual reporting periods beginning in January 2025. Adoption is either with a prospective method or a fully retrospective method of transition. Early adoption is permitted. The Company is currently evaluating the effect that adoption of ASU 2023-09 will have on its unaudited condensed consolidated financial statements.

EXPOSURE TO FLUCTUATIONS IN EXCHANGE RATES AND RELATED HEDGES

Our exposure to foreign currencies mainly arises from trade receipts from overseas clients. To mitigate the potential impact of currency fluctuations, we closely monitor our foreign currency exposures and use suitable hedging instruments when necessary. No foreign currency hedge contract was entered during 2024. As of June 30, 2024 and December 31, 2023, we have no outstanding foreign currency hedge contracts.

INTEREST RATE RISK EXPOSURE

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates line of credit, short-term bank loans and bank balances. The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

CONTINGENT LIABILITIES

We have no material contingent liabilities as of June 30, 2024 and December 31, 2023.

13

VS MEDIA HOLDINGS LIMITED

Unaudited Condensed Consolidated Interim Financial Statements

For the Six Months ended June 30, 2024 and 2023

14

VS MEDIA HOLDINGS LIMITED

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

VS MEDIA HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As of
	June 30, 2024	December 31, 2023
		(Audited)
ASSETS
Current assets
Cash and cash equivalents	$552,938	$1,500,148
Accounts receivable, net	1,695,113	2,131,371
Deposits, prepayments and other receivables, net	4,463,689	6,358,344
Inventories	4,843	—
Due from related parties	—	1,799
Total current assets	6,716,583	9,991,662

Non-current assets
Plant and equipment, net	16,325	19,609
Intangible assets, net	27,152	37,333
Right-of-use assets, operating leases	288,374	34,143
Long-term investments, net	99,902	—
Total current assets	431,753	91,085
TOTAL ASSETS	$7,148,336	$10,082,747

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank loans - current	$1,561,389	$1,587,680
Other borrowings - current	960,599	432,241
Accounts payable	1,463,457	1,837,795
Due to related parties	314,558	90,589
Loan – related parties	1,120,532	1,295,287
Receipt in advance	156,786	139,341
Lease liabilities	54,338	34,143
Accruals and other payables	270,114	264,532
Total current liabilities	5,901,773	5,681,608

Non-current liabilities
Other borrowings – non-current	—	208,116
Lease liabilities – non-current	234,036	—
Total non-current liabilities	234,036	208,116
TOTAL LIABILITIES	$6,135,809	$5,889,724

Commitments and contingencies	—	—

SHAREHOLDERS’ EQUITY**
Class A ordinary shares, unlimited authorized shares, no par value, 3,262,439 and 2,857,153 shares issued and outstanding as of June 30, 2024 and December 31, 2023	$8,047,695	$8,047,695
Class B ordinary shares, unlimited authorized shares, no par value, 285,715 shares issued and outstanding as of June 30, 2024 and December 31, 2023	—	—
Additional paid-in capital	17,390,080	17,075,568
Accumulated other comprehensive income	121,377	277,912
Accumulated deficit	(24,546,625)	(21,208,152)
Total shareholders’ equity	1,012,527	4,193,023

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,148,336	$10,082,747

**	The unaudited condensed consolidated financial statements give retroactive to the June 18, 2024 one-for-seven reverse share split.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

VS MEDIA HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the six months ended June 30,
	2024	2023

Revenues, net	$4,023,993	$3,526,757
Cost of revenues	(3,411,389)	(2,768,829)
Gross profit	612,604	757,928

Operating expenses
Marketing expenses	(207,023)	(85,043)
General and administrative expenses	(3,378,763)	(2,859,903)
Total operating expenses	(3,585,786)	(2,944,946)

Loss from operations	(2,973,182)	(2,187,018)

Other income (expense)
Share-based compensation	(239,430)	—
Other income	1,515	15,530
Interest income	3,895	—
Interest expense	(131,271)	(147,608)
Total other expense, net	(365,291)	(132,078)

Loss before income taxes	(3,338,473)	(2,319,096)

Provision for income taxes	—	—

Net loss	$(3,338,473)	$(2,319,096)

Other comprehensive loss
Foreign currency translation adjustment	(156,535)	204,820
Total comprehensive loss	$(3,495,008)	$(2,114,276)

Loss per share – basic and diluted	$(1.15)	$(0.81)
Weighted average number of ordinary shares outstanding – basic and diluted**	2,900,090	2,857,153

**	The unaudited condensed consolidated financial statements give retroactive to the June 18, 2024 one-for-seven reverse share split.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

VS MEDIA HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	For the six months ended June 30, 2024
	Class A ordinary shares**		Class B ordinary shares**		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	No. of shares	Amount	No. of shares	Amount	capital	income (loss)	deficit	equity

Balance as of January 1, 2024	2,857,153	$8,047,695	285,715	$—	$17,075,568	$277,912	$(21,208,152)	$4,193,023

Issuance of ordinary shares for settlement of service fees	24,572	—	—	—	74,747	—	—	74,747
Share based compensation	85,714	—	—	—	239,765	—	—	239,765
Issuance of ordinary shares for 2023 Equity Incentive Plan	295,000	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(156,535)	—	(156,535)
Net loss for the period	—	—	—	—	—	—	(3,338,473)	(3,338,473)

Balance as of June 30, 2024	3,262,439	$8,047,695	285,715	$—	$17,390,080	$121,377	$(24,546,625)	$1,012,527

	For the six months ended June 30, 2023
				Accumulated
			Additional	other
	Ordinary shares**		paid-in	comprehensive	Accumulated
	No. of share	Amount	capital	loss	deficit	Total

Balance, January 1, 2023	2,857,153	$20	$16,213,997	$18,781	$(14,613,710)	$1,619,088
Net loss for the period	—	—	—	—	(2,319,096)	(2,319,096)
Foreign currency translation adjustment	—	—	—	204,820	—	204,820

Balance, June 30, 2023	2,857,153	$20	$16,213,997	$223,601	$(16,932,806)	$(495,188)

**	The unaudited condensed consolidated financial statements give retroactive to the June 18, 2024 one-for-seven reverse share split

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

VS MEDIA HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	For the six months ended June 30,
	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,338,473)	$(2,319,096)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation on plant and equipment	3,952	7,420
Amortization of intangible assets	10,168	10,147
Non-cash lease expense	32,931	—
Marketing expense	66,867	—
Share-based compensation	239,430	—
Change in operating assets and liabilities
Accounts receivable	436,258	282,067
Deposits, prepayments and other receivables	1,902,870	(202,428)
Inventories	(4,843)	—
Receipt in advance	17,445	221,045
Accounts payable	(374,338)	(63,303)
Accruals and other payables	5,582	1,675,604
Operating lease liabilities	(32,931)	—
Net cash used in operating activities	(1,035,082)	(388,544)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of plant and equipment	(1,729)	(2,807)
Purchase of long-term investments	(99,902)	—
Net cash used in investing activities	(101,631)	(2,807)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term bank loans	—	(27,804)
Proceeds from other borrowings	320,242	262,404
Advances from related parties	225,768	—
Repayments to related parties	(174,755)	(302,514)
Net cash used in financing activities	371,255	(67,914)

Net decrease in cash and cash equivalents	(765,458)	(459,265)
Effect of foreign currency translation on cash and cash equivalents	(181,752)	235,711
Cash and cash equivalents, beginning of period	1,500,148	820,570
Cash and cash equivalents, end of period	$552,938	$597,016

Supplemental cash flow information:
Interest income received	$3,895	$—
Interest paid	$131,271	$147,608

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

VS MEDIA HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(Stated in US Dollars)

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

VS MEDIA Holdings Limited (“VSME” or the “Company”) was incorporated in the British Virgin Islands (“BVI”) on August 30, 2022 as an investment holding company. The Company conducts its primary operations through its indirectly wholly owned subsidiaries VS Media Limited (“VS Media HK”), GRACE CREATION LIMITED (“Grace Creation”) and VS MEDIA LIMITED (“VS Media TW”) which are incorporated and domiciled in Hong Kong SAR (“HK SAR”), HK SAR and Taiwan, respectively; VS Media HK, Grace Creation and VS Media TW operate a global network of digital creators who create and upload content to social media platforms such as YouTube, Facebook, Instagram, and TikTok.

The Company owns VSM Holdings Limited (“VSM”) an investment holding company that was incorporated in the BVI on March 23, 2015. The primary purpose of VSM is to hold VS Media Co Limited (“VS Media BVI”) and VS Media BVI is an investment holding company that was incorporated in the BVI on August 22, 2013. The primary purpose of VS Media BVI is to hold VS Media HK.

VS MEDIA PTE. LTD. (“VS Media SG”) was incorporated in Singapore on July 23, 2019 and is dormant.

The following is an organization chart of VSME and its subsidiaries:

VSME and its subsidiaries are hereinafter referred to as the “Company”.

GOING CONCERN

For the six months ended June 30, 2024, the Company reported net loss of $3,338,473 and net cash used in operating activities of $1,035,082. As of June 30, 2024, the Company had an accumulated deficit of $24,546,625. These circumstances gave rise to substantial doubt that the Company would continue as a going concern subsequent to June 30, 2024. As of the date of this report, there is   substantial doubt that the Company will continue as going concern. Management plans to focus its resources on more profitable projects.   Additionally, the Company plans to raise capital via private placement or public offering in the event that the Company does not have adequate liquidity to meet its current obligations.

The accompanying unaudited consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These unaudited consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

F-6

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), regarding financial reporting, and include all normal and recurring adjustments that management of the Company considers necessary for a fair presentation of its financial position and operation results. The results of operations for the six months ended June 30, 2024 are not necessarily indicative of results to be expected for any other interim period or for the full year of 2024. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and note thereto as of and for the years ended December 31, 2023, 2022 and 2021 on Form 20-F.

Principles of consolidation

The accompanying unaudited condensed consolidated financial statements reflect the activities of the Company and each of the following subsidiaries:

Name of Company	Place of Incorporation	Attributable equity interest %	Registered/ Issued capital
VS MEDIA Holdings Limited	BVI	100	$20
VSM Holdings Limited	BVI	100	$1,774
VS MEDIA PTE. LTD.	Singapore	100	$1
VS Media Co Limited	BVI	100	$1,000
VS Media Limited	HK SAR	100	$—	*
GRACE CREATION LIMITED	HK SAR	100	$—	*
VS MEDIA LIMITED	Taiwan	100	$198,288

*	Less than $1

Management has eliminated all significant inter-company balances and transactions in preparing the accompanying unaudited condensed consolidated financial statements.

Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Cash and cash equivalents

The Company considers cash, bank deposits   and all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. Cash consists primarily of cash in accounts held at a financial institution.

F-7

Accounts receivable

Accounts receivable, net includes amounts billed under the contract terms. The amounts are stated at their net realizable value. The Company maintains an allowance for expected credit loss to provide for the estimated number of receivables that will not be collected. The Company considers several factors in its estimate of the allowance, including knowledge of a client’s financial condition, its historical collection experience, and other factors relevant to assessing the collectability of such receivables. Bad debts are written off against allowances.

Expected credit loss

Accounting Standard Updates (“ASU”) No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the new standard effective January 1, 2019, the first day of the Company’s fiscal year and applied to accounts receivable and other financial instruments. The adoption of this guidance did not materially impact the net earning and financial position and has no impact on the cash flows.

Deposits and prepayments

The Company makes a deposit payment to suppliers for the procurement of products and services. Upon physical receipt and inspection of products or provision of services from suppliers, the applicable amount is recognized from deposits and prepayments to cost of revenues.

Plant and equipment

Plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided over their estimated useful lives, using the straight-line method. The Company typically applies a salvage value of 0%. The estimated useful lives of the plan and equipment are as follows:

Leasehold improvements	the lesser of useful life or term of lease
Furniture and fixtures	3-5 years
Equipment	3-5 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss are included in the Company’s results of operations. The costs of maintenance and repairs are recognized as incurred; significant renewals and betterments are capitalized.

Intangible assets

Intangible assets are carried at cost less accumulated amortization. Amortization is provided over their useful lives, using the straight-line method. The estimated useful lives of the intangible assets are as follows:

Software platform	5 years

Long-term investments, net

The Company invests in equity securities of a privately-held company that do not have readily determinable fair values. They are accounted for, at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issue.

At each reporting period, the Company makes a qualitative assessment considering impairment indicators to evaluate whether the investment is impaired.

F-8

Accounting for the impairment of long-lived assets

The Company annually reviews its long-lived assets for impairment or whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Impairment may become obsolete from a difference in the industry, introduction of new technologies, or if the Company has inadequate working capital to utilize the long-lived assets to generate adequate profits. Impairment is present if the carrying amount of an asset is less than its expected future undiscounted cash flows.

If an asset is considered impaired, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the asset. Assets to be disposed of are reported lower the carrying amount or fair value fewer costs to selling.

Lease

The Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

As of June 30, 2024 and December 31, 2023, there were approximately $0.3 million and $0.03 million right of use (“ROU”) assets and approximately $0.3 million and $0.03 million and lease liabilities based on the present value of the future minimum rental payments of leases, respectively. The Company’s management believes that using an incremental borrowing rate of the Hong Kong Dollar Best Lending Rate (“BLR”) minus 2.25% (interest rate of short-term bank loans as mentioned in note 8) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 3.625% and 2.75% as of June 30, 2024 and December 31, 2023, respectively.

Commitments and contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from commercial disputes. The Company first determine whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss. The Company accrues costs associated with these matters when they become probable, and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Also, the Company disclose a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated, which is in line with the applicable requirements of Accounting Standard Codification 450. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s unaudited condensed consolidated financial position, results of operations and cash flows.

Related parties

The Company adopted ASC 850, “Related Party Disclosures”, for the identification of related parties and disclosure of related party transactions.

F-9

Foreign currency translation

The accompanying unaudited condensed consolidated financial statements are presented in United States dollar (“$”). The functional currency of the Company is Hong Kong dollar (“HK$”), New Taiwanese dollar (“NT$”), Singaporean dollar (“SG$”). VSM, VS Media HK and Grace Creation’s assets and liabilities are translated into $ from HK$ at year-end exchange rates. VS Media TW and VS Media SG’s assets and liabilities are translated into $ from NT$ and SG$, respectively. Their revenues and expenses are translated at the respective average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	Six months ended June 30,
	2024	2023
Period-end $: HK$ exchange rate	7.8076	7.8200
Period average $: HK$ exchange rate	7.8186	7.8350
Period-end $: NT$ exchange rate	32.4944	31.0718
Period average $: NT$ exchange rate	31.8848	30.6095
Period-end $: SG$ exchange rate	1.3557	1.3545
Period average $: SG$ exchange rate	1.3467	1.3384

Revenue recognition

The Company receives revenue from contracts with customers, which are accounted for in accordance with ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC Topic 606”).

ASC Topic 606 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

Generally, revenues are recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

A summary of each of the Company’s revenue streams under ASC Topic 606 is as follows:

F-10

Marketing services from clients

The Company offers clients a comprehensive suite of digital marketing services to grow their social media presence and reach their target audiences, particularly Gen Z and Millennials, to achieve marketing goals. Clients can leverage the Company’s experience in building content and fanbases with creators, their creators’ creativity, engagement, and trust among creators’ loyal fanbases to increase their brand awareness and sell products. The Company provides custom digital product offerings, including (i) advising on content strategy and budget and recommending specific creators; (ii) communicating with and managing selected creators; (iii) producing and engaging relevant content with creators to promote key messages for clients; (iv) uploading branded content on creators’ social media channels; (v) amplifying the reach of creators’ and clients’ content through precise media planning and buying via boosting marketing services on social media platforms, such as Google; and (vi) providing optimization services through data analysis and reporting.

For campaign-based marketing services, the performance obligation is a promise to place a branded content on certain social media platforms and is satisfied upon delivery of related services to clients. Such revenue is recognized at a point in time, for the amount the Company is entitled to receive, when the marketing services are provided. For optimization-based marketing services, the performance obligation is identified at the contract level as it represents a promise to deliver services under an agreed period. Each performance obligation is satisfied over time as clients receive and consume benefits when its services are performed. Such revenue is recognized over the scheduled period on the straight-line basis.

Digital marketing solutions may include third-party creators and websites, such as Google or Facebook, which can be included in a digital marketing social media campaign. The Company may contract directly with a third-party, however, the Company is responsible for delivering the campaign results to its clients with or without the third-party. The Company is responsible for any payments due to the third-party regardless of the campaign results and without regard to the status of payment from its clients. The Company has discretion in setting the price for its clients without input or approval from third parties. Accordingly, revenue is reported gross, as principal, as the performance obligation is delivered.

Marketing services from social media platforms

The company monetizes its contents by receiving the advertising revenue generated from its channel pages and posts on social media platforms, such as YouTube and Facebook. The Company recognizes revenue as performance obligations are satisfied as the creation of contents are published on the social media platforms. The advertisements are delivered primarily based on impressions of contents on social media platforms, hence the Company provided the advertising services by an on-going basis during the publication period and the outcome of the services can be received and consumed by the social media platform simultaneously. The Company pays certain third parties a percentage of advertising revenue for their service of the creation of contents. The Company controls the advertising service as the Company is primarily responsible for providing the service. Accordingly, revenue is recorded gross, as principal, and is recognized over the period in which the advertising is transmitted.

Social commerce from customers

The Company recognizes revenue from the sale of products at the point in time when control of the asset is transferred to the customer. In certain sales arrangements, although the Company did not bear inventory risk, the Company has separate agreements with its customers and suppliers. The Company has primary responsibility for products meeting customers’ specifications, instead of suppliers, and has discretion in establishing the price for the specified products that sold to customers without suppliers’ involvement. As a result, suppliers are neither party to the contractual arrangements with the Company’s customers, nor are the beneficiaries of the Company’s customer agreements. Accordingly, the Company has control over the products that are sold to customers before the products are transferred to the customers and hence revenue is reported gross, as principal, as the performance obligation is delivered.

For marketing services from clients and social media platforms, payments are usually received within 30 days upon completion of performance obligation. For social commerce from customers, customers need to make full payment before shipments.

F-11

Management does not believe that its contracts include a significant financing component because the period between delivery or the contracting services to the customers and the time of payment do not typically exceed one year.

The Company’s main business operations are to provide: (i) campaign-based marketing services; (ii) optimization-based marketing services; (iii) social media platforms marketing services; and (iv) social commerce.

	Six months ended June 30,
Total revenues as of	2024	2023
Campaign-based marketing services	$2,161,033	$1,780,085
Optimization-based marketing services	1,318,273	1,337,378
Social media platforms marketing services	416,276	409,294
Social commerce	128,411	—
Total revenues	$4,023,993	$3,526,757

Share-based compensation

The Company accounts for share-based compensation in accordance with the fair value recognition provision of ASC Topic 718, Stock Compensation. The Company grants share awards, including ordinary shares and restricted share units, to eligible participants. Share-based compensation expense for share awards is measured at fair value on the grant date. The fair value of restricted stock with either solely a service requirement or with the combination of service and performance requirements is based on the closing fair market value of the ordinary shares on the date of grant. Share-based compensation expense is recognized over the awards requisite service period. For awards with graded vesting that are subject only to a service condition, the expense is recognized on a straight-line basis over the service period for the entire award.

Income taxes

The Company recognizes deferred income tax assets or liabilities for expected future tax consequences of events recognized in the unaudited condensed consolidated financial statements or tax returns. Under this method, deferred income tax assets or liabilities are determined based upon the difference between the unaudited condensed consolidated financial statement and income tax bases of assets and liabilities using enacted tax rates expected to apply when the differences settle or become realized. Valuation allowances are provided when it is more likely than not that a deferred tax asset is not realizable or recoverable in the future.

The Company determines that the tax position is more likely than not to be sustained and records the largest amount of benefit that is more likely than not to be realized when the tax position is settled. the Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

Comprehensive income (loss)

The Company presents comprehensive income (loss) in accordance with ASC Topic 220, “Comprehensive Income”. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the consolidated financial statements. The components of comprehensive income (loss) were the net income for the years and the foreign currency translation adjustments.

Income (loss) per share

The Company computes income (loss) per share following ASC Topic 260, “Earnings per share.” Basic income (loss) per share is measured as the income (loss) available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted loss per share presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted income (loss) per share calculation. There were no potentially dilutive securities that were in-the-money that were outstanding during the six months ended June 30, 2024 and 2023.

F-12

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. Based on management’s assessment, the Company had two operating and reportable segments during the periods as presented.

Financial instruments

The Company’s financial instruments, including cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties, promissory notes payable and bank and other loans, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurements and Disclosures” requires disclosing the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the unaudited condensed consolidated balance sheets for cash and cash equivalents, accounts and other receivables, accounts and other payables, accrued liabilities, amounts due from (to) related parties, promissory notes payable and bank and other loans each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 – inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

●	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

●	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity” and ASC 815.

Recent accounting pronouncements

As of June 30, 2024, the Company has implemented all applicable new accounting standards and updates issued by the Financial Accounting Standards Board (“FASB”) that were in effect. There were no new standards or updates during the six months ended June 30, 2024 that had a material impact on the unaudited condensed consolidated financial statements.

Recently Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB amended guidance in ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The revised guidance requires that a public entity disclose significant segment expenses regularly reviewed by the chief operating decisionmaker (CODM), including public entities with a single reportable segment. The amended guidance is effective for fiscal years beginning in January 2024 and interim periods beginning January 2025 on a retrospective basis. Early adoption is permitted. The Company is currently evaluating the effect that adoption of ASU2023-07 will have on its unaudited condensed consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for the Company’s annual reporting periods beginning in January 2025. Adoption is either with a prospective method or a fully retrospective method of transition. Early adoption is permitted. The Company is currently evaluating the effect that adoption of ASU 2023-09 will have on its unaudited condensed consolidated financial statements.

F-13

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	As of
	June 30, 2024	December 31, 2023

Accounts receivable	$1,695,113	$2,131,371
Less: allowance for expected credit losses	—	—
	$1,695,113	$2,131,371

The movement of allowances for expected credit losses is as follow:

	Six months ended June 30, 2024	Year ended December 31, 2023

Balance at beginning, January 1	$—	$(275,000)
Written-off	—	275,000
Balance at end, June 30/December 31,	$—	$—

NOTE 4 – DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES, NET

Deposits, prepayments and other receivables, net consist of the following:

	As of
	June 30, 2024	December 31, 2023
Consideration receivable	$1,625,779	$1,625,779
Deposits	89,970	18,067
Prepayments	1,993,021	3,941,488
Other receivables	754,919	773,010
Less: allowance for expected credit losses	—	—
Total	$4,463,689	$6,358,344

The movement of allowances for expected credit losses is as follow:

	Six months ended June 30, 2024	Year ended December 31, 2023

Balance at beginning of	$—	$(69,000)
Written-off	—	69,000
Balance at end of	$—	$—

NOTE 5 – PLANT AND EQUIPMENT, NET

Plant and equipment, net consist of the following:

	As of
	June 30, 2024	December 31, 2023
At cost:
Leasehold improvements	$34,890	$37,159
Furniture and fixtures	7,803	8,310
Equipment	41,159	40,135
	83,852	85,604
Less: accumulated depreciation	(67,527)	(65,995)
Total	$16,325	$19,609

Depreciation expense for the six months ended June 30, 2024 and 2023 was $3,952 and $7,420, respectively.

NOTE 6 – INTANGIBLE ASSETS, NET

Intangible asset, net consists of the following:

	As of
	June 30, 2024	December 31, 2023
At cost:
Software platform	$101,823	$101,817
Less: accumulated amortization	(74,671)	(64,484)
Total	$27,152	$37,333

Amortization expense for the six months ended June 30, 2024 and 2023 was $10,168 and $10,147, respectively.

F-14

NOTE 7 – LONG-TERM INVESTMENTS, NET

	As of
	Ownership interest	June 30, 2024	Ownership interest	December 31, 2023

Non-marketable equity securities:
Investment A	4%	$99,902	—	$—

Investments in non-marketable equity securities consist of investments in a limited liability company in which the Company’s interests are deemed minor and long-term. The principal business of the investee is concentrated in the provision of marketing services to develop and deploy brands and talent. These investments do not have readily determinable fair values and, therefore, are reported at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer.

Management assesses the investments subject to a periodic impairment review and considers qualitative and quantitative factors including the investee’s financial condition, the business outlook for its products and technology, its projected results and cash flow, financing transactions subsequent to the acquisition of the investment, the likelihood of obtaining subsequent rounds of financing and cash usage. The Company is not required to determine the fair value of these investments unless impairment indicators exist  . When an impairment exists, the investment will be written down to its fair value by recording the corresponding charge as a component of other income (expense), net. Fair value is estimated using the best information available, which may include cash flow projections or other available market data.

For the six months ended June 30, 2024 and 2023, the Company evaluated the investments and there was no impairment loss on the investments.

NOTE 8 – LEASES

The Company has various operating leases for office space. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the Hong Kong Dollar Best Lending Rate (“BLR”) minus 2.25% (interest rate of short-term bank loans as mentioned in note 9) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company was 3.625% and 2.75% as of June 30, 2024 and December 31, 2023, respectively.

As of June 30, 2024 and December 31, 2023, the right-of-use assets totaled $288,374 and $34,143, respectively.

As of June 30, 2024 and December 31, 2023, lease liabilities consist of the following:

	As of
	June 30, 2024	December 31, 2023
Lease liabilities – current portion	$54,338	$34,143
Lease liabilities – non-current portion	234,036	—
Total	$288,374	$34,143

During the six months ended June 30, 2024 and 2023, the Company incurred total operating lease expenses of $32,931 and $34,303, respectively.

Other lease information is as follows:

	June 30, 2024	December 31, 2023

Weighted-average remaining lease term – operating leases	5 years	0.5 year
Weighted-average discount rate – operating leases	3.625%	2.75%

F-15

The following is a schedule of future minimum payments under operating leases as of June 30:

June 30,

2025	62,868
2026	62,868
2027	62,868
2028	62,868
2029	62,868
Total lease payments	314,340
Less: imputed interest	(25,966)
Total operating lease liabilities, net of interest	$288,374

NOTE 9 – SHORT-TERM BANK LOANS

Bank loans consist of the following:

Credit agreement entered date	Provider	Facilities	Interest rate	Utilized as of
				June 30, 2024	December 31, 2023
October 27, 2020	Hang Seng Bank (“HSB”)	Non-revolving term loan under SME Financing Guarantee Scheme (the “SME FGS Term Loan”)	BLR minus 2.25% p.a.	627,922	627,881
January 19, 2021	HSB	SME FGS Term Loan	BLR minus 2.25% p.a.	270,826	297,203
May 5, 2021	HSB	SME FGS Term Loan	BLR minus 2.25% p.a.	126,486	126,477
May 6, 2021	HSB	SME FGS Term Loan	BLR minus 2.25% p.a.	154,926	154,915
May 10, 2022	HSB	SME FGS Term Loan	BLR minus 2.25% p.a.	381,229	381,204

			Total:	1,561,389	1,587,680

The bank loans were primarily obtained for general working capital.

As of June 30, 2024 and December 31, 2023, the Company’s bank loans contain a repayment on demand clause that provides the bank with an unconditional right to demand repayment at any time at its own discretion. Due to the repayment on demand clause, such amount of bank loans were classified as current liabilities. These bank loans were secured by personal guarantee provided by one of the directors of the Company. The amounts due are based on scheduled repayment dates set out in the banking facilities letters and the subsequently revised repayment schedules. All the Company’s bank loans carried variable interest at BLR minus 2.25% per annum.

The effective interest rate for the six months ended June 30, 2024 was 3.375% to 3.500% per annum. The effective interest rate for the six months ended June 30, 2023 was ranged from 3.375% to 3.500% per annum. All the Company’s bank loans are repayable on demand or with their respective last instalment repayable in March 2029, May 2029, December 2030, May 2031, and May 2032, respectively.

Interest expense on the bank loans totaled $28,448 and $27,274 during the six months ended June 30, 2024 and 2023, respectively.

F-16

NOTE 10 – OTHER BORROWINGS

Other borrowings consist of the following:

Facility agreement entered date	Provider	Facilities	Interest rate	Utilized as of
				June 30, 2024	December 31, 2023
March 8, 2022	JS Alternatives JV Fund (“JS”)	Loan	15% p.a.	448,279	448,250
April 20, 2022	JS	Loan	15% p.a.	192,120	192,107
April 28, 2024	CJI Holdings Limited	Loan	36% p.a.	320,200	—
			Total:	960,599	640,357

Classifying as:
Current portion				960,599	432,241
Non-current portion				—	208,116
				960,599	640,357

The borrowings were primarily obtained for general working capital.

On April 28, 2024, the Company obtained a short-term loan from a finance company in Hong Kong, which bears interest at a fixed rate of 36% per annum, is repayable in April 2025 and guaranteed by the director of the Company.

Interest expenses on the borrowings totaled $67,148 and $84,911 during the six months ended June 30, 2024 and 2023.

NOTE 11 – EQUITY

On September 27, 2023, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Univest Securities LLC, as representative (the “Representative”) of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment initial public offering (the “Offering”) of an aggregate of 2,000,000 of the Company’s Class A ordinary shares, no par value per share (the “Ordinary Shares”), at a public offering price of $5.00 per share. The Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-273914), originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 11, 2023, which was declared effective by the SEC on September 26, 2023.

The Underwriting Agreement contains customary representations and warranties that the parties thereto made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that Underwriting Agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement and schedules and exhibits thereto, including the representations and warranties contained therein respectively, are not for the benefit of any party other than the parties to such documents and agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Commission.

On October 2, 2023, the Company consummated the Offering of 2,000,000 Class A ordinary shares at a price to the public of $5.00 per share. The net proceeds from the Offering amounted to $8,047,695, after deducting underwriting discounts, commissions and offering-related expenses. A final prospectus relating to this Offering was filed with the Commission on September 29, 2023. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “VSME” on September 28, 2023.

F-17

During the six months ended June 30, 2024, prior to the effective of the reverse share split, the Company issued 772,000 shares of Class A ordinary shares to certain consultants to compensate their services rendered. With effect of the reverse share split on June 18, 2024, 110,286 shares of Class A ordinary shares were issued.

On June 28, 2024, under the 2023 Equity Incentive Plan, the Company issued 295,000 shares of Class A ordinary shares for compensating the past contributions and performance achieved, and services rendered by certain directors, officers, employees, and consultants which previously granted on December 29, 2023.

The Company is authorized to issue an unlimited number of Class A ordinary shares of no par value and Class B ordinary shares of no par value.

Reverse share split

On May 31, 2024, the Board of Directors of the Company approved a share combination (by reverse share split) at the ratio of one-for-seven on the Class A ordinary shares and Class B ordinary shares of the Company of no par value with the effective date on June 18, 2024. The reverse share split reduced the number of issued and outstanding shares of Class A and Class B and had no effect to the unlimited authorized shares of Class A and Class B. All references made to share or per share amounts in the accompanying unaudited condensed consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the effects of the reverse stock split.

As of June 30, 2024 and December 31, 2023, there were 3,262,439 and 2,857,153    shares of Class A ordinary shares issued and outstanding, respectively.

As of June 30, 2024 and December 31, 2023, there were 285,715 and 285,715 shares of Class B ordinary shares issued and outstanding, respectively.

The following is a summary of the rights, preferences, and terms of the Class A ordinary shares and Class B ordinary shares:

Dividends

Holders of Class A ordinary shares and Class B ordinary shares are entitled to dividends when, as and if, declared by the board of directors of the Company. As of June 30, 2024 and December 31, 2023, the Company has not declared any dividends.

Voting

Holders of Class A ordinary shares are entitled to one (1) vote per share.

Holders of Class B ordinary shares are entitled to eighteen (18) votes per share.

Liquidation preference

Both holders of Class A and Class B ordinary shares have the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

Conversion

In no event shall Class A ordinary shares be convertible into Class B ordinary shares.

Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B ordinary share delivering a written notice to the Company that such holder elects to convert a specified number of Class B ordinary shares into Class A ordinary shares. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any person or entity who is not a Founder or Founder Affiliate, or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not a Founder or Founder Affiliate, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

F-18

Redemption

The Company may purchase, redeem or otherwise acquire and hold both Class A and Class B ordinary shares with a consent of shareholders or Resolution of Directors authorizing the purchase, redemption or other acquisition contains a statement that the directors are satisfied, on reasonable grounds.

Class A ordinary shares and Class B ordinary shares are referred to as common stock throughout the notes to these unaudited condensed consolidated financial statements, unless otherwise noted.

2024 Equity Incentive Plan

The Company granted and vested 300,000 shares of Class A ordinary shares of the Company, with no par value before the share combination (retroactively adjusted to 42,857 shares after the reverse share split on June 18, 2024) and 300,000 shares of Class A ordinary shares (retroactively adjusted to 42,857 shares after reverse share split on June 18, 2024) of the Company, with no par value before the share combination as consultancy fee to Timo Bernd Strattner on Apr 18, 2024 and May 9, 2024 respectively.

2023 Equity Incentive Plan

On December 18, 2023, the Company approved 2023 Equity Incentive Plan (the “Plan”) for compensating the contributions and performance achieved by directors, officers, employees and consultants. The maximum aggregate number of ordinary shares that may be issued under the Plan is 628,571 shares.

On December 29, 2023, the Company approved and granted an aggregate of 335,714 shares of Class A ordinary shares of the Company, with no par value, for compensating the past contributions and performance achieved, and services rendered by certain directors, officers, employees, and consultants. On June 28, 2024, the Company issued 295,000 shares of Class A ordinary shares.

The fair value of the shares granted under the scheme is measured based on the closing price of the Company’s shares as reported by Nasdaq Exchange on the date of grant. For those shares vested immediately on the date of grant, the fair value is recognized as share-based compensation expense in the consolidated statements of operations and comprehensive loss.

NOTE 12 – INCOME TAXES

British Virgin Islands

VSME, VSM and VS Media BVI are incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

HK SAR

On March 21, 2018, the HK SAR Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 21, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the HK SAR profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

Taiwan

For the six months ended June 30, 2024 and 2023, the Company applied a tax rate of 20% subject to the R.O.C. Income Tax Law.

Singapore

For the six months ended June 30, 20234 and 2023, Singapore corporate income tax is calculated at the rate of 17% on the chargeable income of the subsidiaries incorporated in Singapore in accordance with Singapore Income Tax Act.

F-19

The PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In January 2019, the State Administration of Taxation provides a preferential corporate income tax rate of 20% and an exemption ranged from 50% to 75% in the assessable taxable profits for entities qualified as small-size enterprises (the exemption range has been changed to from 50% to 87.5% for the period from January 1, 2021 to December 31, 2022, then the exemption range has been changed to from 75% to 87.5% for the period from January 1, 2022 to December 31, 2024). The policy is effective for the period from January 1, 2019 to December 31, 2024.

The Company’s effective tax rate was as follows as of June 30, 2024 and December 31, 2023:

	As of
	June 30, 2024	December 31, 2023

Statutory rates in HK SAR	16.5%	16.5%
Statutory rates in Taiwan	20.0%	20.0%
Statutory rates in Singapore	17.0%	17.0%
Tax effect of income not taxable in HK SAR	(16.5)%	(16.5)%
Tax effect on utilization of tax losses in Taiwan	(20.0)%	(20.0)%
Tax effect of income not taxable in Singapore	(17.0)%	(17.0)%
The Company’s effective tax rate	0.0%	0.0%

NOTE 13 – CONCENTRATIONS OF RISK

Customers Concentrations

The following table sets forth information as to each customer that accounted for top 5 of the Company’s revenues for the six months ended June 30, 2024 and 2023.

	Six months ended June 30,
Customers	2024		2023
	Amount $	%	Amount $	%
A	870,018	21.62	681,983	19.34
B	351,279	8.73	—	—
C	324,328	8.06	255,702	7.25
D	244,065	6.07	266,248	7.55
E	133,993	3.33	100,191	2.84
F	12,950	0.32	234,839	6.66
G	—	—	197,287	5.59

The following table sets forth information as to each customer that accounted for top 5 of the Company’s accounts receivable as of June 30, 2024 and June 30, 2023.

Customers	As of June 30, 2024		As of June 30, 2023
	Amount $	%	Amount $	%
A	584,977	34.51	307,570	20.65
B	119,876	7.07	—	—
C	28,102	1.66	123,271	8.28
D	52,096	3.07	48,708	3.27
E	22,938	1.35	19,091	1.29
F	8,896	0.52	76,619	5.14
G	—	—	74,680	5.01

F-20

Suppliers Concentrations

The following table sets forth information as to each supplier that accounted for top 5 of the Company’s purchase for the six months ended June 30, 2024 and 2023.

	Six months ended June 30,
Suppliers	2024		2023
	Amount $	%	Amount $	%
A	833,870	24.44	785,048	28.35
B	271,428	7.96	180,325	6.51
C	168,765	4.95	—	—
D	52,739	1.55	—	—
E	52,717	1.55	3,170	0.11
F	—	—	262,886	9.49
G	—	—	69,866	2.52

NOTE 14 – SEGMENT REPORTING

The following details the results of operations and the financial position of the Company’s operating segments as of and during the six months ended June 30, 2024 and 2023. The marketing services operating segment reflects the Company’s business of marketing services from clients and social media platforms. The social commerce operating segment reflects the Company’s business of social commerce from customers.

Results of Operations

For the six months ended June 30, 2024

	Marketing services	Social commerce	Other	Total

Revenue	3,895,582	128,411	—	4,023,993

Cost of revenues	(2,858,033)	(553,356)	—	(3,411,389)

Marketing expenses	(82,601)	—	(124,422)	(207,023)

General and administrative expenses	(1,052,595)	—	(2,326,168)	(3,378,763)

Other expenses, net	(83,814)	—	(281,477)	(365,291)

Loss before income taxes	(181,461)	(424,945)	(2,732,067)	(3,338,473)

Provision for income taxes	—	—	—	—

Net loss	(181,461)	(424,945)	(2,732,067)	(3,338,473)

Financial Position

As of June 30, 2024

	Marketing services	Social commerce	Other	Total

Current assets	3,070,126	—	3,646,457	6,716,583
Non-current assets	304,699	—	127,054	431,753
Total assets	3,374,825	—	3,773,511	7,148,336

Current liabilities	(4,200,938)	—	(1,700,835)	(5,901,773)
Non-current liabilities	(234,036)	—	—	(234,036)
Total liabilities	(4,434,974)	—	(1,700,835)	(6,135,809)

Net (liabilities) assets	(1,060,149)	—	2,072,676	1,012,527

F-21

Results of Operations

For the six months ended June 30, 2023

	Marketing services	Social commerce	Other	Total

Revenue	3,526,757	—	—	3,526,757

Cost of revenues	(2,768,829)	—	—	(2,768,829)

Marketing expenses	(85,043)	—	—	(85,043)

General and administrative expenses	(965,566)	—	(1,894,337)	(2,859,903)

Other expenses	(89,003)	—	(43,075)	(132,078)

Loss before income taxes	(381,684)	—	(1,937,412)	(2,319,096)

Provision for income taxes	-	—	—	—

Net loss	(381,684)	—	(1,937,412)	(2,319,096)

Financial Position

As of December 31, 2023

	Marketing services	Social commerce	Other	Total

Current assets	3,557,743	—	6,433,919	9,991,662
Non-current assets	53,752	—	37,333	91,085
Total assets	3,611,495	—	6,471,252	10,082,747

Current liabilities	(3,451,510)	—	(2,230,098)	(5,681,608)
Non-current liabilities	(208,116)	—	—	(208,116)
Total liabilities	(3,659,626)	—	(2,230,098)	(5,889,724)

Net (liabilities) assets	(48,131)	—	4,241,154	4,193,023

Geographical information

	Six months ended June 30,
Revenue from external customers as of	2024	2023
HK SAR	$2,814,212	$2,377,608
Taiwan	1,209,781	1,149,149
	$4,023,993	$3,526,757

The revenue information above is based on the locations where the revenue originated.

All the Company’s long-lived assets, which consist of plant and equipment, net and operating leases right-of-use assets, are located in Taiwan. Hence, no analysis by geographical area of long-lived asset information is provided.

F-22

NOTE 15 – RISKS

A.	Credit risk

Accounts receivable

In order to minimize the credit risk, the management of the Company has delegated a team responsible for determination of credit limits and credit approvals. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. Internal credit rating has been given to each category of debtors after considering aging, historical observed default rates, repayment history and past due status of respective accounts receivable. Estimated loss rates are based on probability of default and loss given default with reference to an external credit report and are adjusted for reasonable and supportable forward-looking information that is available without undue costs or effort while credit-impaired trade balances were assessed individually. In this regard, the directors consider that the Company’s credit risk is significantly reduced. The maximum potential loss of accounts receivable for the six months ended June 30, 2024 and 2023 was $0 and $275,000.

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

Deposits and other receivables

The Company assessed the impairment for its other receivables individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for deposits and other receivables as of June 30, 2024 and December 31, 2023 was $0.

B.	Interest risk

Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates short-term bank loans and bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises

Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The Company’s monetary assets and liabilities are mainly denominated in HK$ and NT$, which are the same as the functional currencies of the relevant group entities. Hence, in the opinion of the directors of the Company, the currency risk of $ is considered insignificant. The Company currently does not have a foreign currency hedging policy to eliminate the currency exposures. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise.

C.	Economic and political risks

The Company’s operations are mainly conducted in HK SAR. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in HK SAR.

The Company’s operations in HK SAR are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in HK SAR, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

D.	Inflation Risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s unaudited condensed consolidated financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

F-23

NOTE 16 – RELATED PARTY BALANCES AND TRANSACTIONS

The summary of amount due from and due to related parties as the following:

		As of
		June 30, 2024	December 31, 2023

Due from related parties consist of the following:
Ours Media Hong Kong Limited	Other receivables	$—	$1,799

Due to related parties consist of the following:
Ms. Nga Fan Wong (“Ms. Wong”)	Due to director	$111,154	$90,589
Ours Media Hong Kong Limited	Other payables	203,404	—
Discovery Networks Asia-Pacific Pte Ltd. (“DNAP”)	Loan	1,120,532	1,295,287
		$1,435,090	$1,385,876

Ms. Wong is the common director of the Company and Ours Media Hong Kong Limited (“Ours Media”), she was appointed as director of Ours Media on June 6, 2022.

As of June 30, 2024 and December 31, 2023, the amounts due to Ms. Wong, one of the directors of the Company, are $111,154 and $90,589, respectively, and are unsecured, interest free and have no fixed terms of repayment.

As of June 30, 2024 and December 31, 2023, the loan from DNAP, one of the shareholders of the Company, amounting to $1,120,532 and $1,295,287, respectively, is interest-bearing at 8% per annum and repayable by 12 equal consecutive monthly instalments, commencing on January 31, 2023. On June 9, 2023, the Company and DNAP entered into a supplementary agreement to extend the repayment date of the loan by 12 equal consecutive monthly instalments, commencing on January 31, 2024. Save as aforesaid, all other terms of the original loan agreement remained in full force and effect.

In addition to the transactions and balances detailed elsewhere in these unaudited condensed consolidated financial statements, the Company had the following transactions with related parties:

	Six months ended June 30,
	2024	2023

Revenue from related parties	$—	$17,652
Rental expenses paid to related parties	$43,742	$43,650
Loan interest expenses paid to related parties	$35,675	$35,223

The related parties are the Company’s shareholders or companies under common control by Ms. Wong.

NOTE 17 – SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to June 30, 2024 to the date of December 24, 2024, these unaudited condensed consolidated financial statements were issued, and has determined that it does not have any material events to disclose.

On August 4, 2024, the Company issued a convertible promissory note of $230,800 to an independent third party bearing an interest of 20% per annum with a maturity of twenty-four months after the issuance date. At any time following the issuance of a Convertible Note, the holder of the promissory note may elect to convert the outstanding principal amount and unpaid accrued interest into certain numbers of Class A ordinary shares of the Company.

On September 25, 2024, the Company issued convertible promissory note of $90,136 to an independent third party bearing an interest of 20% per annum with a maturity of twelve months after the issuance date. At any time following the issuance of a Convertible Note, the holder of the promissory notes may elect to convert the outstanding principal amount and unpaid accrued interest into certain numbers of Class A ordinary shares of the Company.

On September 30, 2024, JS demanded immediate settlement of the total outstanding principal and accrued interest resulting from overdue interest payment. The Company settled all outstanding balances in December 2024.

On December 19, 2024, the Company entered into a share subscription agreement with five individuals via a private placement exercise, in which the Company issued 1,030,927 Class A ordinary shares at USD 0.97 per share for a total consideration of USD1,000,000.

On December 23, 2024, the Company entered into an Asset Purchase Agreement with Shoptainment Limited to acquire a developed backend technology platform. The agreed purchase price for this transaction is 900,000 shares of our Class A ordinary shares, valued at approximately $900,000. As of the date of this report, this transaction has not yet been finalized. The Company is currently performing the necessary transfer processes and completing the steps required to satisfy the terms outlined in the agreement. The successful materialization of this transaction remains contingent upon fulfilling these conditions.

F-24

Safe Harbor Statements

This filing contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as VS Media’s strategic and operational plans, contain forward-looking statements. VS Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about VS Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business; the risk that we may be unable to realize our anticipated growth strategies and expected internal growth; its future business development, results of operations and financial condition; changes in the availability and cost of professional staff which we require to operate our business; changes in customers’ preferences and needs; changes in competitive conditions and our ability to compete under such conditions; changes in our future capital needs and the availability of financing and capital to fund such needs; changes in currency exchange rates or interest rates; projections of revenue, earnings, capital structure and other financial items; changes in our plan to enter into certain new business sectors; and other factors beyond our control. Further information regarding these and other risks is included in VS Media’s filings with the SEC. All information provided in this report and in the attachments is as of the date of this report, and VS Media undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2024	VS MEDIA HOLDINGS LIMITED

	By:	/s/ Nga Fan Wong
	Name:	Nga Fan Wong
	Title:	Chief Executive Officer

16